UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Synacor, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

871561106

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

April 22, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400
(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400
(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO/HC

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400
(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): IN/HC

(1) Names of reporting persons Ratio Capital Management B.V.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 1,345,300
(8) Shared voting power: 0
(9) Sole dispositive power: 1,345,300
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 1,345,300
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

This Amendment No. 10 amends and supplements, as set forth below, the information contained in Item 2 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on June 26, 2014, Amendment No. 2 filed with the SEC on June 30, 2014, Amendment No. 3 filed with the SEC on July 8, 2014, Amendment No. 4 filed with the SEC on July 14, 2014, Amendment No. 5 filed with the SEC on July 17, 2014, Amendment No. 6 filed with the SEC on August 18, 2014, Amendment No. 7 filed with the SEC on September 11, 2014, Amendment No. 8 filed with the SEC on October 10, 2014 and Amendment No. 9 filed with the SEC on February 23, 2015 (collectively, the “Schedule 13D”). Except as amended by this Amendment No. 10, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 10. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented by the addition of the following:

In connection with the announcement by the Issuer of the results of its 2015 annual meeting of stockholders, the Section 13(d) group formed by the JEC Affiliates and RCM has disbanded. The Reporting Persons are therefore no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 10.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: April 27, 2015

JEC II ASSOCIATES, LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

JEC CAPITAL PARTNERS LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

RATIO CAPITAL MANAGEMENT B.V.

By:	/s/ Bart Kool*
Name: Bart Kool
Title: Director

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact